June 21, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Justin Dobbie and Donald E. Field

Re:	Planet Fitness, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-211698)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Planet Fitness, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 22, 2016, or as soon as possible thereafter.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated June 21, 2016 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated June 21, 2016, through the date hereof:

Preliminary Prospectus, dated June 21, 2016:

1,750 copies were distributed to prospective underwriters, institutional investors, dealers and others.

[Remainder of page intentionally left blank]

Very truly, J.P. MORGAN SECURITIES LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED JEFFERIES LLC GUGGENHEIM SECURITIES, LLC

As Representatives of the Several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name: Title:	Jason Fournier Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name: Title:	Michael Liloia Vice-President

JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name: Title:	Ashley Delp Walker Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Adam Rifkin
Name: Title:	Adam Rifkin Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]